Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

VNU/IMS

Analyst and Investor Presentation

11 July 2005 at 9.00am

Welcome

Darcie Peck

Vice President, Investor Relations, IMS Health

Joining me this morning are Rob van den Bergh, the Chief Executive Officer of VNU; David Carlucci, President and Chief Executive Officer of IMS; Nancy Cooper, the Chief Financial Officer of IMS; and Rob Ruijter, the Chief Financial Officer of VNU.  Before we begin today, I would encourage you to read our Safe Harbor Statement and our Transaction Disclosure Statements, which are included here in our presentation today and in our press release.

Strategic Overview

Rob van den Bergh

Chief Executive Officer, VNU

I.                                        Overview of the Merger

1.                                     Benefits

Thanks, Darcie.  Thank you for coming, ladies and gentlemen, on such short notice; you cannot pick the date when you do such a deal.  I am happy to announce that VNU and IMS Health have agreed to combine our two companies.  It is a perfect fit of two strong and related marketing information companies.  The strong strategic logic to the deal is compelling and there are meaningful synergies that will allow us to accelerate earnings.  Let me summarise what I see as the key benefits to this deal.

•                      Merging two strong global high-growth, high-margin businesses.

•                      Bringing together complementary management teams that have already worked together for a long time.

•                       Combining our capabilities and accelerating our advisory services.

•                      Building on our geographic reach and global scale to serve our international companies.

We create a very focused company, an almost pure play marketing information company, serving three key industry sectors.  This morning, you will hear very specific examples of how we have, and will, work together to create real value for our shareholders.

2.                                     Highlights of the Transaction

We offer IMS shareholders $11.25 in cash and approximately 0.6 VNU shares for each IMS share, which is a value of $28.10 per share based on Friday’s closing price.  As a result of this transaction, we will list VNU’s ADRs on the New York Stock Exchange.  This deal is highly accretive: cash earning per share (CEPS) accretive in year one, with improved EBIDTA margins, combined revenues of €4.7 billion, and an EBITDA of €1 billion.

II.                                    Capitalising on Major Trends

1.                                     Demand for Insight

The trend is important for us.  Our clients and IMS’s clients are facing increasing challenges in our industries, including consumer fragmentation in the consumer packaged goods (CPG) industry, retail consolidation in pharmaceuticals and CPG, explosive growth of electronic media, increasing complexity of distribution channels, major changes in the healthcare industry, regulatory, Rx to over-the-counter (OTC), and direct to consumer.  However, these challenges have driven the growth on both sides of our companies of advisory and consulting services; for example, VNU’s basis, with their forecasting and brand health businesses, and IMS with its strong pricing characteristics.  IMS was more aggressive in building and setting up their consulting arm through acquisitions, from which VNU can learn.

2.                                     Global Scale Requirement

Global scale and reach is becoming the key to success and will bring opportunities for us both.  Global scale from both our assets will enable us to strengthen our position in Europe and America, especially with our panel business.  In Asia and Latin America, we will combine our infrastructure and leverage our assets so that we will grow more quickly.  Do not forget: we have been working for years on multiple initiatives.  In India, we have a joint venture on the medicine cabinet in the US and we have OTC in Germany and the UK.  Global scale and reach will strengthen our position in mature markets, benefit from high growth in emerging markets, and increase our efficiencies and enhance our service offering.

3.                                     Need to Understand the Consumer

Consumer insight is becoming increasingly important in all our businesses.  VNU is the worldwide leader in consumer panels and we will use our custom research, which we are beginning in the Far East, to speed up IMS’s opportunities in the Far East.  For such a deal, it takes time to build trust and over the past years of working together, we have built that trust step by step.  We are now ready to go to the next level.

III.                                Creating Shareholder Value

I have told you why this deal makes sense strategically.  Let me focus on the financial aspects.  For VNU, this deal adds a high-growth, high-margin business; speeds up the development of our advisory services; creates significant cost and revenue synergies; strengthens our leadership team; and it is accretive to CEPS.  For IMS, the deal broadens its capabilities and offerings; expands their consulting and services business; facilitates expansion into new healthcare segments; provides global scale benefits; and recognises immediate and long-term value.

IV.                               Transformation of VNU

Over the past year, VNU has transformed step by step, joining with Nielsen Media Research, you remember, in 1999; AC Nielsen in early 2001; and now IMS Health.  After these moves, we now have a uniquely focused business with the right businesses to propel us forward in the years to come.  With this merger we are adding a very important growing and highly profitable marketing information business, one which has similar processes, global position, vision, and commitment to our international clients.  Importantly, we are managing the management team, which has a track record of good success.

V.                                   Merged Management Team

David Carlucci, currently CEO of IMS, will become Deputy CEO and COO.  David brings an outstanding track record to his job.  He has accelerated the growth at IMS and created a very, very strong consulting and services business, which has transformed IMS in the past few years.  In addition, he spent 26 years at IBM running an integrated and complex business.  Rob Ruijter will continue as CFO of the company.  For the last nine months, I have already been appreciating his previous experience as CFO in a very cost-focused industry.  Nancy Cooper, who is still the CFO at IMS, has great experience in the IT industry and has served as CFO in several companies.  She will take on the role of CTO (chief transformation officer), responsible for the integration of the two companies as well as IT and business development.  You will hear from each to these leaders, and I believe you will clearly see that this is a team that knows how to execute.

Our supervisory board will consist of six members from VNU and four from IMS.  It is a more international board, better reflecting our business.  I am especially pleased that the current Chairman of IMS, David Thomas, will be Vice Chairman.  He will be helpful in bringing the two companies together.

Innovation and Execution

David R Carlucci

CEO & President, IMS

I.                                        Preamble

Good morning, everyone.  I am very pleased to have an opportunity to be here with you this morning.  Speaking on behalf of IMS, we are delighted to join VNU and form a new team.  As Rob said, our companies know each other well.  In fact, we have worked together successfully in markets around the world.  We are excited about what we can accomplish as a single, focused enterprise.  This combination offers real opportunity, not only for our shareholders, but also for our customers and colleagues around the world.  We will focus on innovation and execution to deliver new high-value products and services to our clients and to deliver strong performance to our shareholders.  Together, our two companies will create a global leader in market intelligence.

II.                                    Global Leader in Market Intelligence

As Rob mentioned, we have market leadership in three key global industries: consumer packaged goods, healthcare, and media and entertainment, with assets that can be leveraged across each of them.  As you know, Marketing Information, which includes AC Nielsen, is the global leader in fast-moving consumer goods and the authority on consumer behaviour and attitudes.  Media Measurement and Information, which includes Nielsen Media Research, is the global leader in media audience measurement.  IMS is the recognised leader in market intelligence in the pharmaceutical and healthcare industries.  In effect, we are combining the number one company in CPG market intelligence, the number one company in media and entertainment market intelligence, and the number one company in pharmaceutical market intelligence.

In addition to these three market-leading verticals, we also have our Business Information group.  Business Information (BI) is one of the largest providers of business-to-business information and trade shows.  BI publishes leading publications, such as Billboard, Hollywood Reporter, and other leading trade titles.

III.                                Global Capability

When you compare the line-up of other multi-industry information companies, the contrast is clear.  We serve stronger industries, our capabilities will create new opportunities, and we are much more advanced in capitalising on our consulting and services model to drive growth.  We offer our clients this broad capability worldwide.  No other company can provide the range of products, services, and solutions that we can.  As important, we share a customer-first culture.  We have common business processes and a shared vision for the future.  I think this lays the groundwork for a smooth integration.

Our clients, 12,000 strong in growing industries in 110 countries, trust VNU and IMS to help them solve their most critical business issues.  Together, we serve virtually every major consumer product, pharmaceutical, and media company, which comprise most of the Fortune 500.

Interestingly enough, in fast-moving consumer goods alone, five out of the top 10 companies are pharmaceutical companies, and all of those 10 are customers of the combined company.  We are finding more than ever that our clients, whether Unilever, Pfizer, or CBS, all have common sets of business requirements.  They are turning to us to help them optimise their return on investment, they are assessing how to expand in the global marketplace, and they are responding to the global importance of the consumer in all aspects of their businesses.  They need us to help them understand their customers and their competitors.

Combined, VNU/IMS collect must-have information from more than one million sources around the world, information that plays a pivotal role in their strategic and operating decisions.  Collectively, we track more than four million products and handle more than 100 billion transactions per year.  In the case of IMS, we track 95% of all sales transactions in the US, and 70% worldwide, collected from more than a quarter of a million collection points.

IV.                               Overview of IMS

IMS is the world’s leading provider of market intelligence to the pharmaceutical and healthcare industries.  We believe our new tagline – Intelligence Applied – reflects what we bring to our clients worldwide.  We had $1.6 billion in revenues in 2004.  Our products and services include portfolio optimisation capabilities, launch and brand management capabilities, sales-force effectiveness innovations, and managed care and consumer health offerings.  Consulting and services solutions cut across all of these segments, further enhancing the value of our total offerings.  With our unique combination of rich data assets, analytics, and consulting and services expertise, we help our pharmaceutical customers make the right decisions to enhance their growth and profitability around the globe.  We have a strong and growing customer base comprised of pharmaceutical, biotech, and generic drug companies.  Today, literally every pharmaceutical company in the world is a customer of IMS.  We are truly a global company, with more than 6,000 employees in over 100 countries.  Over 60% of our revenue is generated outside the US, with very strong results in Europe and Asia Pacific.

V.                                   IMS Strategy for Growth

Similar to how Rob described VNU transforming, we too have undergone a significant business transformation in recent years.  We began the process four years ago, laying out a strategy to first invest in our fundamental strengths of data assets and analytics, and then to accelerate our growth through consulting and services and to expand into new markets and serve new audiences.  In addition, we took 100 country affiliates and turned them into an integrated global company.  We appointed global account managers and created a global customer delivery organisation to serve our global clients.

That strategy served us well, and while our strategy has not changed over the past four years, the market conditions are changing.  Clients today are demanding a better understanding of consumer behaviour and the impact consumers have on all aspects of business.  As healthcare becomes a larger part of the overall economy, it will touch more and more consumers, which is why today’s announcement is so important.  We will stay ahead of the curve as opposed to playing catch-up.

VI.                               A Strong Global Franchise

1.                                     Leadership Position

We have a leadership position in our industry.  We are the number one provider of healthcare market intelligence.  We have a very strong client base and have global scale and coverage.

2.                                     Financial Model

We have strong revenue growth, high free cash flows, outstanding return on invested capital, and strong EBITDA margins of 33%.  For full-year 2004, we achieved double-digit growth in all the key metrics in our business: 14% reported revenue growth, 11% growth in adjusted net income, 17% adjusted EPS growth, and 22% growth in free cash flow.  Our business has momentum.  With VNU, we will deliver more value to current customers and provide a platform for growth in new markets and with new audiences.  The team at IMS will be able to execute immediately on opportunities that would have taken us years to create on our own.  Our joint ventures that Rob talked about and collaborations we have done together over the past two years really give us great confidence of the benefits of this merger.

3.                                     Broad Capabilities for Growth

The combined companies have a broad set of global capabilities.  In market information and analysis, they include consumer goods tracking, therapeutic class insights, customised research, and media measurement.  In consulting and services, we have promotional effectiveness, launch management, and marketing mix optimisation.  It is the unique marriage of these skills and assets that will provide greatly enhanced insights to our customers going forward.  This is a perspective only we can offer.

VII.                           Combined Solutions: Examples

1.                                     Product Manager of an OTC Antihistamine

To demonstrate how we will go to market with a combined solution, let’s start with an example of how the combined businesses can give a product manager greater insight on an OTC antihistamine in its market share performance and its promotional effectiveness.  Currently, VNU has the capabilities, products, and services to measure market share.  They can measure promotional spending and consumer impressions.  Increasingly, both OTC and prescription manufacturers need to understand the full view of their categories.  The brand managers need to understand what is going on both in the front of store and in the back.  With more products going from prescription to OTC and patients looking for the full range of options, the value of the complete view is increasing.  What is important is the interplay between the two.  If you are a product manager, you had better understand what is going on on the OTC side of the house so you can better position your product.  Now we will be able to offer clients that integrated view.

2.                                     Pharma Brand Executive

Today, patients are an increasing part of the equation when developing brand and launch strategies.  They are better informed, even before they step into a doctor’s office, and they are required to pay an increasingly larger part of the cost out of their own pocket.  That is why pharmaceutical companies must understand not only physicians’ views of the therapy class for the newly launched product, but also the patient perspective on their condition and treatment options.  IMS brings a host of capabilities around product positioning, forecasting, pricing and reimbursement strategies, physician targeting, promotion mix, and product uptake tracking.  But the real power is what we bring to our clients together, because together we can deliver an integrated view of the patient and the physician dynamics in successfully launching a prescription product.

VIII.                       A Compelling Combination

This transaction allows us as one company to dramatically enhance the value to our existing clients.  We can expand our consulting and services capability, leverage the business processes that we have in common, and address new audiences in new markets with these new capabilities.  We can then capitalise on the trends Rob talked about in the marketplace.

I am very pleased to be taking on this role as Deputy CEO and Chief Operating Officer of the combined enterprise.  I look forward to working with Rob and the VNU team.  VNU has many outstanding professionals and I am really looking forward to getting to know and working with them.  I am very confident we can deliver for clients, shareholders, and our 44,000 colleagues around the world.  I think the timing could not be better.  The emerging and powerful trends in the marketplace underscore the value of what we can offer to clients, and we are very excited about the prospect of the combined company.

Now, let me introduce Nancy Cooper.  In addition to her role as CFO at IMS, Nancy directs the integration of our acquisitions, oversees our HR teams, and has been deeply involved in IMS’s transformation.  Nancy will assume the key role of CTO, identifying and implementing opportunities to leverage our common business processes across the global enterprise.

Integration and Synergies

Nancy Cooper

Senior Vice President and Chief Financial Officer, IMS Health

I.                                        A Disciplined Approach to Integration

Good morning, everyone.  I am very pleased to be with you today.  As CTO in the new company, I will have responsibility for corporate development, IT operations, and, more importantly, for developing and implementing global processes to improve our overall operating performance.  As part of this last piece, I will lead all of our integration efforts.

We have taken a disciplined approach to integration because we believe there are process synergies across our businesses.  Our collaboration over the last two years in several joint initiatives puts us in a unique position.  We know one another well.  We understand each other’s businesses and the opportunities this merger will create.  There is a lot of work to do to realise our vision, but the core leadership is in place, we have a plan, and we are ready to move forward.  In the next few months, we will work with our operating leadership to refine these plans, and functional and regional integration roles will be assigned.  When this merger closes, all the major decisions on integration and synergies will have been made and we will be prepared to execute on our plan decisively.  With this focused approach, I am confident that we will capitalise on the opportunities and achieve the revenue and cost synergies that I will shortly take you through.

II.                                    Integrating the Businesses

1.                                     Data Assets

A global process focus is important because our two businesses have a tremendous amount in common.  This merger is about capitalising on these common elements.  We are both in the information business, which means that our end-to-end processes start with negotiating supply access with data providers.  We create unique intellectual property by combining statistical expertise with incredible amounts of data.  In our production processes, we create unique combinations and relationships between these disparate data elements, which ultimately becomes valuable information for our clients.

2.                                     IT and Production

These businesses have required large investments in IT and we can gain efficiencies by moving to common standards and architectures, taking advantage of our scale and experience.

3.                                     Acquisitions

Of course, while we are doing this we will balance our need for speed, flexibility, quality, and cost.  Both companies have used their free cash flow to accelerate capabilities through acquisitions.  At IMS, we have acquired 26 companies in the last four years, many in consulting and services, and we have developed a structured approach to integration.  We have built a core competency in this area by applying focus and discipline in how we buy, integrate, and manage these acquisitions.  We will continue this focus in our combined companies.

4.                                     Consulting and Services

We have developed common global metrics for consulting and services, which will be key for growing this part of the business.  Our businesses are global, operating in over 100 countries and supporting customers who need a partner with global players.  Of the top-ten consumer goods companies, half of them are pharmaceutical companies.

5.                                     Client Coverage

Our deep client relationships, combined with the fact that they have similar business challenges, create tremendous cross-selling opportunities for both companies.

6.                                     Infrastructure

Although global businesses are quite complex, they provide ample opportunities for infrastructure efficiencies.  We have seen that in IMS and have achieved good progress in the last few years, just in this area.

III.                                Shared Processes and Tenets

1.                                     Data Can Be Used across Businesses

We are therefore in a strong position to leverage our experience and successes through this integration process.  Now is a good time to merge these companies and accelerate the progress.  Given the similarities across our businesses, we have already identified six processes which we need to take to a common global level.  There are also some major tenets we believe the combined businesses have.  It is evident that our data assets can be used across all our businesses.  Our combined assets and talents will bring new value to our customers, which we would not have been able to do separately.

2.                                     Consulting Adds to Value Proposition

Consulting and services is a business that can drive profit growth.  We have found that consulting and services can significantly increase the value proposition of the underlying data assets, and consulting and services capabilities make customers value a greater frequency of information.  In fact, we have seen many client engagements where a services-led project led to incremental data subscriptions.  We therefore see plenty of opportunities to leverage common consulting methodologies across customers, products, and regions.  Finally, as we move to common global processes for functions like IT, HR, finance and CRM, we can achieve efficiencies because of our scale.

IV.                               An Illustration

Let me walk through a few tangible examples so you can see how we think about integration and leverage.  The combination of data assets across the businesses will create new, insightful market information.  Dave walked you through a few examples which illustrate how we can use our combined data assets across the different businesses.  From this slide, you can see we have many more product opportunities in this area.  From now until the close, we will be working through the production and marketing plans to execute these offerings.

We can also leverage our consulting and services processes.  Dave also showed you why deeper insights are even more critical as our customers face increasing pressure to improve their marketing effectiveness in a marketplace that is becoming more and more complex.  We have found that to grow consulting and services profitably, they need scale and a systematic approach to replicating similar engagements.  Global methodologies can be executed at the local level on a repeatable basis for customers crossing many industries.  On the cost side, as you move towards common global processes, there are clear opportunities for efficiency gains.

V.                                   Synergy Overview

We have made a lot of progress; however, I do not believe we have fully explored 100% of the opportunities.  This, no doubt, will be an ongoing process.  We see a range of synergy opportunities.  At this point, we are committed to €110 million EBITDA in 2008, which is an annualised number.  However, over time there is the potential to get to €110-145 million.  Specifically, over the next three years we have identified revenue synergies of €125-210 million, with an average profit margin on this revenue of approximately 20%.

We have identified cost synergies in our regional and corporate structures, in addition to IT and production, of €85-105 million.  We realise that investment is required to achieve these synergies, and we expect the payback for this expect to be just under a year and a half.

VI.                               Summary

We will leverage data assets across the businesses to drive value and growth.  We are building a vibrant consulting and services business with the right metrics for profitability.  We will leverage global methodologies to allow us to replicate specific practice area success again and again, and from multiple customer engagements, potentially across industries.  Both companies realise the importance of having global breadth and recognise the opportunities presented by our unique scale and talent.  We have made good progress in identifying these opportunities thus far, and I look forward to accelerating that performance going forward.  Rob, Dave, Rob and I, and our teams, have worked closely together to identify these synergies and lay out our execution plans.

Financial Summary

Rob Ruijter

Chief Financial Officer, VNU

I.                                        Consistent with Criteria

Thank you, Nancy, and good morning, everybody.  Earlier this year we outlined specific criteria that we would use for redeploying the proceeds from the divestiture of World Directories and for expanding VNU.  We have evaluated many opportunities, but we did not act until we found something that matched each of our strategic and financial criteria.  This merger with IMS does, in fact, meet those criteria.

Strategically, it propels us to a leadership position in market intelligence, reinforcing our portfolio of market-leading, high-growth, high-margin businesses.  With this transaction, we create a non-cyclical company focused on high growth.  Financially, it is accretive to cash earnings per share in year one and we will have a return on capital in excess of our WACC in a few years.  It is value creating for our shareholders, even under conservative financial assumptions, and keeps us very conservatively capitalised.

II.                                    Geographic and Business Mix

On the basis of the 2004 reported numbers, the combined company will have a well-balanced and attractive geographic and business mix.  The Americas will contribute just over half of the total combined revenue of €4.7 billion, with good exposure not only to Europe, but also the emerging markets in Asia Pacific.  In terms of EBITDA contribution by business, IMS will contribute approximately 40%; Marketing Information and Media Measurement and Information each about a quarter; and Business Information almost 10% of EBITDA.  The combined company will have a very strong EBITDA margin of approximately 23%.

III.                                Transaction Value and Implied Multiples

We believe we are offering a fair price to IMS shareholders and are proposing a fair deal for VNU shareholders.  Based on fully dilutive shares for options outstanding, the equity value of the offer is €5.5 billion, or $6.6 billion.  Including net debt and minority interest, the total transaction value is €5.8 billion, or almost $7 billion.  On a transaction multiple basis, this translates into 12-12.5 times expected 2005 EBITDA before synergies, and approximately 21 times earnings before synergies, which is just slightly more than VNU trades.  We believe these multiples, even without factoring the large combination benefits, are quite reasonable given the quality of the IMS business.  When you factor in the substantial synergies that we expect from the combination, it is even more compelling for both sets of shareholders.

IV.                               Financing Plan and Capital Structure Implications

On the basis of the fixed exchange ratio, approximately 60% of the consideration will be in VNU stock and the remaining 40% will be in cash.  As a result, approximately 136 million new VNU shares will be issued and €2.1 billion ($2.5 billion) will be paid in cash to IMS shareholders.  Including refinancing of IMS’s expected year-end debt at the end of 2005 and including estimated fees and expenses for this transaction, incremental cash flow of up to €500 million will be required.  The cash need will be financed from utilisation of the remaining proceeds of the divestiture of World Directories, as well as a fully committed bridge facility of €2.5 billion, which has been provided by ABN Amro, CSFB, and Deutsche Bank, in addition to the existing facilities that are already in place at VNU.  As a result of this transaction, based on expected VNU Dutch GAAP net debt at the end of 2005 of approximately €600 million, net debt at closing is expected to be €3.3 billion, and the pro forma leverage is expected to be approximately 2.8 times pro forma EBITDA, which is well within the limits we have set ourselves.  Pro forma EBITDA to net interest expense will remain within the 6-8 times that we set under Dutch GAAP, and comparable rations under IFRS are currently still under review.

In part driven by the cross-border nature of this transaction, we intend to start a stock repurchase programme of up to €500 million, all the while targeting to maintain a net debt to EBITDA ratio of below the target of three times on an ongoing basis.  The company also intends to maintain an attractive progressive dividend policy related to the free cash flow of the company, which will be consistent with VNU’s existing payout ratios.  The combined company will have shares traded on the Euronext Amsterdam exchange, where the company is currently trading, and we will have a fully sponsored ADR programme, providing liquidity on both sides of the Atlantic.  Reporting will be under IFRS with reconciliation to US GAAP.  The combined company will be domiciled in the Netherlands with its corporate headquarters in New York, and it will have operations in over 110 counties and an internationally balanced management team.

V.                                   Summary of Financial Combination Benefits

We spent a significant amount of time together establishing the combination benefits from this transaction and we have projected these in a conservative fashion and in significant detail, and partly through a bottom-up process in the most relevant areas.  As a management team, we truly believe that one plus one equals more in this combination.  We expect to achieve €125 million extra annual revenue by 2008.  We are also confident of achieving cost synergies of €85 million yearly by 2008, with perhaps €25-30 million realised in the first year.  The combined company will also have a very attractive tax profile.  We expect the pro forma effective tax rate to be in the mid-20s; in fact, in the first two years it is likely to be lower than that.  We will take a cost of approximately €150 million in 2006 and 2007 in connection with merging the operations.  The amounts will be somewhat biased towards the first year of the combination, with approximately €25-30 million in capital expenditure.

VI.                               Estimated Timeline

Over the next few months, we intend to file the merger proxy with the SEC in September, and in October or November we will file the offering documents with the AFM, which will be somewhat later because IMS will have to convert to IFRS.  During that period, we will go through the SEC and AFM reviews, as well as the US, EU, and other regulatory approvals that are necessary.  We expect the shareholders of both IMS and VNU to vote on the transaction in early 2006, with the closing taking place immediately thereafter.

Questions and Answers

Rob van den Bergh

We believe this a strong case and that together we are very focused company in the marketing information industry.  We are now ready for questions.

Participant

What is the percentage of prescription drugs that are currently sold through the channels that VNU tracks?  Could you highlight the organic growth trends we have seen at IMS Health over the last few years?  Could you give us a flavour for organic growth over the next few years?  What is the capex-to-sales ratio you expect for IMS in the next year?

David Carlucci

VNU primarily tracks consumer spending on OTC medications.  We primarily track prescription drugs.  We have an OTC business which is primarily in Europe, not in the United States, and outside of Europe.  There really is very little overlap between what we do today and represents only approximately 50 million in total.  In terms of organic growth, if I look at our first quarter performance, we had reported revenue growth of 14%, or 10% in constant dollar, and approximately 3% of our growth was through acquisitions, which means there was organic growth of 7% in the first quarter.

Nancy Cooper

Our capex is capital expenditures and software, which runs slightly under 100 million per year in aggregate.

Annemijn Fokkelman, ING

Can you give more detail on the listing in the US?  You mentioned an ADR, but it is a full listing.  Can US investors see this as an US-investable stock?  What is the term of the contract structure at IMS Health?  Are there big clients coming up for review?  Related to that, how much of your revenue as a percentage comes from your biggest client?  You have given a range expected from the synergies, but can you give an indication of the build-up in coming years?  Can we expect a bit in 2006 and most of it in 2008?

Rob Ruijter

We were already preparing for the listing in the US because we have an increasing shareholder base in the US as VNU on our own, and this significantly answers that opportunity because the deal is partly in stock; we have to list as a result of that and we will be a full ADR listing.  We will be a foreign private filer, so we will not be a domestic company in the US; the company remains domiciled here and we do not expect the US shareholding to be in excess of 50% for the combined company.  In that sense, we will not be a domestic filer in the US but would provide the normal 20-F type information on an ongoing basis going forward.

Nancy Cooper

Being a fully listed ADR, we do believe that we are going to be the number one person providing information to consumer products, pharmaceuticals, and to the media industry.  We have a number on our sell-side that are very interested in us being a marketing intelligence company.  I think through the combination of this merger, we are going be even more attractive to them.  Hopefully we are going to appeal to investors on both sides because we are really a unique market intelligence company as a result of this combination.

Rob van den Bergh

We always noticed as VNU in the US is that there is a greater understanding of the services we offer than in Europe because the three services have been well known in the US.  Hopefully, that will even drive our price up.

David Carlucci

Most of our contracts in the US are three to five years; as you can imagine, those are all staggered.  In Europe, we renew our contracts annually.  We enter the year with approximately 60% of our business under contract.

Nancy Cooper

You referred to synergies in the right way.  You can imagine that in 2006 you get about 25% of your synergies, and it builds up to the full amount we were stating in 2008.  The flipside of that is that the investment you need to put in for those synergies tends to be about half and half in the first two years.

David Carlucci

Our largest single client represents a little less than 7% of our total revenues.

Participant

I understand that you have been talking to each other for quite a long time and that these talks became more intense in the last three to four months.  Why is VNU in the lead and not IMS Health?  Secondly, the offering is 60% in shares and 40% in cash.  Is there is a minimum that you have agreed with respect to the premium you are willing to pay to the IMS shareholders?  In other words, should we expect an increase in your offer, especially if too many VNU shareholders decline the offer?  Thirdly, in your presentation you have been discussing a lot about the new company, but there were only one to two sheets about B2B.  I can understand that, because if I look at the contribution of B2B to your overall EBITDA, it is less than 10%.  What are your plans for your B2B activities, primarily because I think that the synergies between B2B and your other activities are rather limited?

Rob van den Bergh

Who is in the lead in this deal is not important.  We all clearly feel this is a merger and we are putting these companies together.  We have a shared management team and we think the power is in putting it together as a merged company.  VNU was the surviving company for many financial and technical reasons.

First of all, B2B is a strong business; we have some strong brands, a very good trade show position, and it generates a lot of cash flow, so that in itself is already attractive for us and we do not see any reason to divest that.  David is putting some energy into thinking about what to do with this business.

David Carlucci

We have very preliminarily started looking at this.  We have a publishing business within IMS that is compatible with the B2B business, and we also see a need and a trend in the pharmaceutical industry to do continuing medical education.  We have looked at that intermittently but have not been particularly well positioned to do it ourselves, but we think we might be better positioned to do that with the B2B business.

On the 60/40 split, there is not a minimum because this is about a merger between two very strong companies with very strong positions in three segments.  We wanted our shareholders to be able to share in that growth.  We think the 40% cash gives them the opportunity for short-term gain, but the 60% that is in stock will give them the ability to share in the benefits and growth of this enterprise.  We thought that was the best way to approach it for our shareholders.

Rob Ruijter

The fraction of 0.60415 is therefore fixed, as is the $11.25 that they get in cash.

Participant

Is the buyback a separate event, or is it related to the ADR listing?  On the new shares to be issued to IMS shareholders, how many of your shareholders are domestic, who would not be able to hold VNU shares in their portfolio?  On the trading update, I saw a little announcement on the sales trends.  Could you give an indication of margin trends?  In the AC Nielsen deal, after two years the market was a bit surprised by compensation packages for integration.  What can we expect in this deal in this respect?

Rob Ruijter

The share buyback is indeed there, in part, for technical reasons, but I think it is important to say that we already have a significant shareholder base in the US as VNU.  Clearly, IMS is very strong in the US and we are certainly positioning this transaction and this new company as a company with a strong shareholder base going forward in the US.  We are also hoping to maintain a large part of the IMS shareholders.  Inevitably, in a transaction like this, there will be a technical flow-back taking place, and that share buyback programme is indeed partly in place to help counter the effects of that flow-back there.

We did give some guidance this morning on the first half-year sales of 6%, and we said we were expecting that to be somewhat higher in the second half.  We did not give any margin trends because, frankly, we are still finalising our numbers.  It is too early.  That will come on 9 August when we release our half-yearly numbers.

Rob van den Bergh

The compensation package is in line with VNU.  VNU is always seen as between American and Dutch – still more Dutch, I regret to say, than American – and I would say that the LTI related to the integration results is more modest than with AC Nielsen.

Participant, ABN Amro Asset Management

I would like to ask a question about the makeup of the business.  David mentioned that it would be a non-cyclical, high-growth business.  However, I heard emphasised in the presentation the services and consulting part, which is obviously more ad hoc, as opposed to the syndicated business.  Would you give a split of the new company: syndicated versus ad hoc and cyclical versus non-cyclical?

David Carlucci

We will not be able to predict that coming out of the shoots.  However, I can tell you that our services business over consulting and services has grown over the last three years to be about 12% of our business.  We are on a path over the next three years to have it be approximately 20% of our revenues.  We have done a good amount of that through acquisition, but we have had very healthy organic growth.  In the first quarter, for example, we grew at 63%, half of which was organic and half of which was through acquisitions.  What is so unique about the consulting and services strategy as it relates to the market intelligence business is that it is synergistic: they are done around our existing assets.  As people look at those assets and the value and insights with which they can be provided, we are adding greater value to our core business.  We found them to be very synergistic, and we have also found that we often drag data assets with those consulting and services engagements.

Rob van den Bergh

‘Ad hoc’ is not totally right in this respect.  You have a key data business, but the world is moving more to value added because every business is increasingly faced with return on investment, how to increase your cost base, and how to spend your money better.  Combining all the data sets leads to the consulting and services business, and even in difficult times there is a big need for this.  You can see that in the CPG industry, for example, if you look at our marketing information.  There is a big growth number there, which comes from the fact that they want better answers to their issues.  That is where we try to pull a lot of things together: we are talking about forecasting, health, and our panel business, which has unique data.  That is where we were in the past successful together, and that is why we came together now.

Participant

What was the organic sales growth in the first half for the two subsidiaries?

Rob Ruijter

We did not give that.  I have to wait until 9 August.

Participant

You did say that the organic sales growth would be higher in the second half than in the first?  All right.  For IMS Health, could you indicate what the organic sales growth in the last five years, both on average and the high and low?

David Carlucci

No.  We do not look at sales growth as much as you discuss it.  We look at constant dollar performance relative to the fluctuation in the currency markets.  We have been on an aggressive path of investing in our business and developing new products and offerings.  In the last three years we have also been on a fairly aggressive acquisition path, although they have all been fairly small and targeted at expanding our geographic presence, enhancing our data and analytic assets, and growing our consulting and services businesses.  As we have run our business model where we declare that we will grow 8-13% in constant dollar growth, we have expected that about 2% of that will come from acquisitions.  In the first quarter of the year, we hit approximately 3%.  I do not have an organic view of growth over the past five years.

Participant

VNU is working on several cost savings projects, as is IMS.  If I look to the cost savings of 85 million, I assume that is excluding the projects on which you are still working?

Rob Ruijter

Absolutely.  It excludes anything we do in Atlas[?] or with the European factory.  Inevitably, there is going to be some overlap with the projects I mentioned, but we never specified which because we are looking at that.  Clearly, this transaction is also a catalyst for change.  It will help accelerate a number of things that otherwise might have taken more time to do in VNU alone.  With a new team on board and with the new focus we are able to give it, we will be able to accelerate that beyond what we were expecting.

Participant

You stated that the dividend policy will be at least equal to the existing policy.  Does that mean you will pay out 55 euro cents in the years to come and that you are still thinking about a percentage of free cash flow you will target for the year?

Rob Ruijter

Our intention is to have a growing dividend, so we will look to grow it as opposed to keeping it stable.  It will indeed be based on the free cash flow, as we communicated before.  If anything, I think this acquisition is likely to accelerate that payout as opposed to slowing the growth of the payout.

Participant

You just mentioned that the tax rate in years one and two might come out below the 25% level.  Could you give us the precise tax implications of this deal?  What is the reason for the lower tax rate?

Rob Ruijter

There will be some initial restructuring that will take place there, which is currently envisaged to take place in years one and two; it will be just below that 25%.  If I need to give guidance, I would say 24%, but that is just in the first two years; later on it will go back to the higher 20s.  A lot of work still needs to be done, and we have only started this process of identifying what opportunities there are, which applies to all synergies.

Participant

Is there any chance on a regulatory approval, or might there be some delays?  If you add up your measurement capabilities with those of IMS, it seems a fairly large share.  Are there any problems expected?

Rob Ruijter

From the regulatory aspect in that sense, I do not know but we do not really think so.  We are operating in different industries; there is little overlap there, so we expect a few issues there.  With the regulatory aspects of the stock exchanges, we will have to do a full F-4, although VNU was already working on US GAAP, so we expect to do that.  The bigger challenge will be for IMS to convert to IFRS.  Again, I do not expect any problems there.

David Carlucci

I agree.  We have absolutely no overlap in the US in our businesses.  We have a minor overlap in our consumer health businesses in Europe, so we do not anticipate an issue.

Rob van den Bergh

Thank you very much for coming on short notice and during holidays.  Rob and I will be here in mid-August with the half-year results.

This Full Transcript was produced by Ubiqus Reporting (+44 0207 269 0370)

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States.  IMS is listed on the New York Stock Exchange (NYSE: RX).  Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands.  VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA.  In 2004, total revenues amounted to EUR 3.8 billion.  VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.  Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004.  Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus.  VNU figures have been prepared in accordance with Dutch GAAP and IFRS.  IMS figures are prepared in accordance with U.S. GAAP.  All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP.   The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.